77C
CIK 0001227857

The AllianzGI Convertible & Income II Fund held its meeting of shareholders on July 13, 2017. Shareholders voted as indicated below:

				Affirmative Withheld Authority
Re-election of
James A. Jacobson*
Class II to serve until
the annual meeting for
the 2020-2021 fiscal year	7,293	 	745
Re -election of Deborah A.
Decotis Class II to serve
until the annual meeting for
the 2020-2021 fiscal year	62,784,656 	2,978,029
Re -election of Bradford K.
Gallagher Class II to serve
until the annual meeting for
the 2020-2021 fiscal year	62,923,561 	2,839,124
Re-election of Davey S.
Scoon  Class II to serve
until the annual meeting
for the 2020-2021 fiscal year 	62,932,560 	2,830,125


The other members of the Board of Trustees at the time of the meeting, namely, Ms. Barbara R. Claussen** and Messrs. F.
Ford Drummond, A. Douglas Eu t, Hans W. Kertess, James S.
MacLeod, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.
t Interested Trustee
* Mr. Jacobson was elected by preferred shareholders voting as a separate class. All other trustees of the Convertible & Income II Fund were elected by common and preferred shareholders voting together as a single class.
** Effective December 12, 2017, Barbara R. Claussen resigned as a Trustee of the Fund and Erick R. Holt was appointed as a Class I Trustee of the Fund. Mr. Holt is an interested person of the Fund, as defined in Section 2(a) (19) of the 1940 Act, due to his positions with the Investment Manager and its affiliates